SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                    SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                    (Amendment No.3)

                    Hexcel Corporation
                    (Name of Issuer)

          New Common Stock, par value $0.01 per share
               (Title of Class of Securities)

               (CUSIP Number) none

     MICHAEL F. PRICE, HEINE SECURITIES CORPORATION
               51 JOHN F. KENNEDY PARKWAY
          SHORT HILLS, NJ 07078   (201) 912-
2152
          (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                    April 6, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on the following page(s))
                         Page 1 of 8 pages

CUSIP No.                13D            Page 2 of 8 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Heine Securities Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable                          (a) [  ]
                                             (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [  ]

6    CITIZENSHIP OR PLACE OF INCORPORATION   Delaware

     NUMBER OF      7    SOLE VOTING POWER
     SHARES              3,535,606 (See Item 5)
     BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY            N/A
     EACH           9    SOLE DISPOSITIVE POWER
     REPORTING           3,535,606 (See Item 5)
     PERSON         10   SHARED DISPOSITIVE POWER
     WITH                N/A

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON              3,535,606 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.5% (See Item 5)

14   TYPE OF REPORTING PERSON*          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                13D            Page 3 of 8 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Michael F. Price

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable                          (a) [  ]
                                             (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*         N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [  ]

6    CITIZENSHIP OR PLACE OF INCORPORATION

     United States

     NUMBER OF      7    SOLE VOTING POWER
     SHARES              N/A (See Item 5)
     BENEFICIALLY   8    SHARED VOTING POWER
     OWNED BY            3,535,606 (See Item 5)
     EACH           9    SOLE DISPOSITIVE POWER
     REPORTING           N/A (See Item 5)
     PERSON         10   SHARED DISPOSITIVE POWER
     WITH                3,535,606 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON              3,535,606 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.5% (See Item 5)

14   TYPE OF REPORTING PERSON*          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer

Hexcel Corporation, a Delaware corporation (the "Issuer"), was a debtor in possession under chapter 11 of title 11 of the United States Code, as amended (In re Hexcel Corporation, Case No. 93-48535-T, United States Bankruptcy Court, Northern District of California). The class of equity securities to which this Statement relates is new common stock which the Issuer is issuing as part of its plan of reorganization ("New Common") in its Chapter 11 case. The Issuer's principal executive offices are located at 5794 West Las Positas Boulevard, Pleasanton, California 94588-8781.

Item 2.  Identity and Background

(a-c)  This Statement is being filed by Heine Securities
Corporation
"HSC"), a Delaware corporation, whose principal and executive offices are located at 51 John F. Kennedy Parkway, Short Hills,
New Jersey 07078. HSC is an investment adviser registered with the U.S. Securities and Exchange Commission ("SEC") under the
Investment Advisers Act of 1940, as amended. Mutual Series Fund Inc. ("Mutual Series"), an investment company registered with the SEC under the Investment Company Act of 1940, as amended, is one of HSC's advisory clients. Three of the series comprising Mutual Series, Mutual Shares Fund, Mutual Qualified
Fund and Mutual Beacon Fund, will be the beneficial owners of the securities covered by this statement. Pursuant to investment advisory agreements with each of its advisory clients, including Mutual Series,
HSC has sole investment discretion and voting authority with respect to such securities.

This Statement is also being filed by Michael F. Price.
Michael F. Price is President of HSC, in which capacity he exercises voting control and dispositive power over the securities reported herein by HSC. Mr. Price, therefore, may be deemed to have indirect beneficial ownership over such securities. Neither Mr. Price nor HSC has any interest in dividends or proceeds from the sale of such securities, owns no shares for their own account and disclaims beneficial ownership of all securities reported herein.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of HSC is set forth in Exhibit A hereto. Exhibit A also lists the names of each executive officer of Mutual Series.

(d-e) During the last five years, neither HSC nor, to the best of HSC's knowledge, any person listed in Exhibit A attached hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the best of HSC's knowledge, each of the individuals listed on Exhibit A attached hereto is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $16,352,178. All such funds were provided from working capital of Mutual Series.

Item 4.  Purpose of Transaction

On October 24, 1994, Mutual Series entered into a Standby
Purchase
Commitment with the Official Committee of Equity Security
Holders of
Hexcel Corporation (the "Equity Committee") and the Issuer (the "Standby Commitment"). Under the Standby Commitment, (a copy of which has previously been filed as Exhibit D to this Schedule), Mutual Series agreed to participate in and act as standby purchaser for a rights offering (the "Rights Offering")to fund a plan of reorganization for the Issuer. The Standby
Commitment is the basis for a consensual plan of reorganization (the "Plan") filed in the Issuer's Chapter 11 case which was confirmed on January 10, 1995.

In accordance with the Standby Commitment and Plan, on February 9, 1995,
Mutual Series purchased 3,535,606 shares of New Common at
$4.625 per
share, or approximately 19.5% of the outstanding New Common.

Pursuant to the Plan, $41 million of the New Common was offered to stockholders of record on February 9, 1995 of the Issuer (the "Existing
Stockholders")
in the Rights Offering. Upon the termination of the Rights
Offering, Mutual Series was obligated to purchase, at a price of $4.625 per share, shares of New Common not purchased by stockholders of the Issuer pursuant to the Rights Offering. On April 6, 1995, Mutual Series purchased
1,589,660 shares pursuant to this obligation. Together with its purchase on February 9, 1995, Mutual Series, in the aggregate, owns approximately 19.5% of the New Common.

The securities covered by this Statement were acquired by Mutual Series for the purpose of investment. However, in the future,
HSC may decide to have Mutual Series or its other advisory clients purchase additional shares of New Common or other securities of the Issuer. In addition, HSC may cause Mutual Series or its other advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

Pursuant to the Standby Commitment: the Board of Directors of the Issuer is comprised of three Equity Committee nominees (Joseph Harrosh, Robert L. Witt, and Peter D. Wolfson), two Mutual Series nominees (John J. Lee and Peter
A. Langerman), three nominees mutually acceptable to the Equity Committee and Mutual Series (Dr. George S. Springer, Franklin S. Wimer, and Marshall S. Geller) and the new Chief Executive Officer of the Issuer commencing with said officer's employment by the Issuer. The selection of the Chief Executive Officer will be made by the mutual agreement of the Equity Committee and Mutual Series. In addition, Frederick W. Stanske has been designated as an additional director by the mutual agreement of those directors previously designated by the Equity Committee, on the one hand, and those directors previously designated by mutual agreement of the Equity Committee and Mutual Series, on the other hand. After the new Chief Executive Officer has been selected, the new Board of Directors will select (with the approvals of at least two of the nominees of the Equity Committee) one of the directors as initial Chairman. Until the new Chairman is selected, Messrs. Langerman and Geller will act as interim Co-Chairmen of the Board of Directors. The initial Board of Directors of the reorganized Issuer shall hold office until the first post-consummation annual meeting of stockholders of the Issuer, and until such directors' successors shall be elected and qualified.

Except as set forth above and in the Standby Commitment, neither HSC nor, to the best of HSC's knowledge, any executive officer or director of HSC or Mutual Series, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs
(a) through (c) and (e) through (j) of Item 4 of Schedule
13D.

Item 5.  Interest in Securities of the Issuer

(a-b) As the holder of sole voting and investment power over the securities owned by its advisory clients, HSC
(and therefore Mr. Price) may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of all 3,535,606 shares of New Common owned by its advisory client, Mutual Series. These shares represent 19.5% of the fully diluted number of New Common outstanding. HSC has the sole power to vote or direct to vote, and the sole power to dispose or to direct the disposition of the shares of New Common owned by Mutual Series. However, HSC and Mr. Price disclaim any economic interest or beneficial ownership in any shares of the
New Common Stock covered by this Statement.

(c) Neither HSC, Mr. Price, any of HSC's advisory clients, nor, to the best of HSC's knowledge, any person identified in the previously filed Exhibit A, beneficially owns any securities of the Issuer, or has entered into any transactions in the shares of any securities of the Issuer, including the New Common, within the past sixty days, other than as described herein.

(d) No person other than Mutual Series has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer

Except as set forth above, neither HSC, Mutual Series, nor, to the best of HSC's knowledge, any of the persons named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material To Be Filed As Exhibits (each of which has been previously filed)

Exhibit A      Executive Officers and Directors of HSC
               and Executive Officers of Mutual Series

Exhibit B      September 14, 1994 Letter from Mutual
               Series Fund Inc. to Board of Directors
               of the Issuer

Exhibit C      Joint Filing Agreement

Exhibit D      Standby Purchase Commitment dated
               October 24, 1994 among Mutual Series
               Fund Inc., the Board of Directors of the Issuer, and The Official Committee of
               Equity Security Holders of Hexcel
               Corporation

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 1995


/s/ Michael F. Price
President
Heine Securities Corporation

/s/ Michael F. Price